

Mail Stop 3720

August 17, 2006

VIA U.S. MAIL AND FAX (612) 436-6797
Mr. Geoffrey M. Boyd
Chief Financial Officer
Eschelon Telecom Inc.
730 Second Avenue
Minneapolis, MN   55402

> **Re:**   **Eschelon Telecom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 17, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **Filed May 12, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **August 11, 2006**
> **File No. 0-50706**

Dear Mr. Boyd:

    We have reviewed your supplemental response letter dated July 18, 2006 as well as your filings and have the following comments. As noted in our comment letter dated July 13, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Acquisitions, page F-14

1. Please refer to prior comment 5 and your proposed disclosure, "commissioned a third party valuation firm to complete an independent valuation." While you are not required to make reference to a third party valuation, when you do you should also disclose the name of the expert and include the consent of the expert if the reference is made in a 1933 Act filing. If you decide to delete any reference to a third party valuation, you should revise to provide disclosures to explain the method and underlying assumptions used by management to determine the valuation.

Note 10. Condensed Consolidating Financial Information, page F-23

Mr. Geoffrey M. Boyd
Eschelon Telecom Inc.
August 17, 2006
Page 2

2. Please refer to prior comment 7. Please amend the Form 10-K and the applicable Form 10-Q to provide the condensed consolidating statements of cash flows.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3. Notes Payable, page 10

3. Please refer to prior comment 9. We note your conclusion that "The exchange had no impact on the Company or the terms of any of its outstanding indebtedness. Therefore, no accounting changes were required at the time of the exchange." We understand that the automatic exchange of the notes combined previous separate CUSIPs that had different original issue discounts into a new CUSIP with a blended original issue discount rate to the note holders. Please tell us your consideration of EITF 96-19 in arriving at your conclusion.

4. Please tell us if the exchange transaction resulted in a temporary difference for the purpose of applying SFAS 109.

5. In your response, you state that "The Company did not exchange a new security for the outstanding notes, rather the note holders, through DTC, each exchanged a pro rata portion of the notes from each of three issuances …and hold an interest in a unit certificate that is traded through a single CUSIP." It appears to us that the note holders did not transact the note exchange on their own. Specifically, we note that the debt indenture provides that "in the event there is a subsequent issuance of Additional Notes, each Holder of the Notes agrees that a portion of such holder's notes will be exchanged without any further action of such Holder … and the records will be revised to reflect each such exchange without any further action of the holder." We believe that DTC facilitated the exchange on behalf of the Company. If you disagree, tell us why.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 6. Condensed Consolidating Financial Information, pages 18 and 19

6. Please confirm to us that other changes in cash provided by (used in) operating activities are not required to be presented under Rule 10-01(a)(4) of Regulation S-X.

*   *   *   *

As appropriate, please amend your filings and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director